Exhibit (a)(2)(H)

Dear All,

I am pleased to inform you that this morning we announced we have reached an agreement with BGC Partners in which our board of directors has unanimously agreed to support BGC’s tender offer for all of the outstanding shares of GFI stock at $6.10 per share in cash.

As part of the agreement, BGC will designate six out of eight directors of the expanded GFI Board and BGC has extended the tender offer deadline to February 26, 2015, in order to give all stockholders the opportunity to tender in this final extension.  Also, BGC has reduced the minimum tender condition to 43% of outstanding shares and nearly 48% have already tendered. A copy of the press release announcing our support of BGC’s offer is pasted below.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets with headquarters in London and New York. Upon the close of this transaction, we hope to become one of the largest and most profitable wholesale brokerage companies. We are confident this combination represents a superb fit. Both companies share common goals, a vision for growth and a long-term strategy of being business leaders in the global inter-dealer broker industry. In addition, we believe that consolidation in the interdealer broker space will benefit our brokers and industry as a whole.

Upon the close of the transaction GFI is expected to operate as a division of BGC, reporting into Shaun Lynn, President of BGC. Our financial results are expected to be consolidated as part of BGC and Mickey and I are expected to remain executives of the GFI division and members of its board of directors. Going forward, GFI will continue to operate as a separate and distinct brand. It will remain business as usual at GFI with continued focus on providing our customers with exceptional service.

I am sure you have plenty of questions and we will be sending out written FAQs in due course that should answer a number of those questions. In the meantime, please review the press release below announcing our support of BGC’s offer and if you have any immediate questions, please reach out to your respective Manager.

Thank you for your continued hard work and patience during this tumultuous period. I appreciate that the last few months have been a rollercoaster of twists and turns and public commentary. Looking ahead, I’m excited to work alongside BGC, to grow our businesses and become the industry leader.

Please join me in focusing on an excellent 2015 and a new path to growth.

Best wishes,

Colin Heffron